December 19, 2019

Baoli Ma
Chief Executive Officer
BlueCity Holdings Limited
Block 2 Tower B Room 028, No. 22 Pingguo Shequ, Bai Zi Wan Road
Chaoyang District
Beijing 100022
People's Republic of China

       Re: BlueCity Holdings Limited
           Draft Registration Statement on Form F-1
           Submitted November 22, 2019
           File No. 377-02918

Dear Mr. Ma:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted November 22, 2019

Prospectus Summary
The BlueCity Story: From One to 40 Million, page 1

1. You disclose here that you had a registered user base of over 40 million on your Blued mobile app as of September 30, 2019. Please revise here to define registered user and provide further context for this metric, including a discussion of whether this metric includes inactive accounts. To the extent this metric may not reflect the number of people currently using Blued, please consider moving your discussion of daily and monthly active users to this section to balance this disclosure.
 Baoli Ma
FirstName LastNameBaoli
BlueCity Holdings Limited Ma
Comapany19,
December  NameBlueCity
              2019        Holdings Limited
December
Page 2    19, 2019 Page 2
FirstName LastName
A Snapshot of BlueCity Today, page 2

2. You state that in the six months ended June 30, 2019, your users "opened Blued 16 times and spent approximately 59 minutes a day on average." Please revise to clarify your definition of users here. In this regard, clarify whether the term refers to all of your registered users or a subset of your registered users, such as your daily or monthly active users. Additionally, clarify whether the statement means that your users during the six months ended June 30, 2019, on average, opened Blued 16 times per day or whether your users, on average, opened Blue a total of 16 times during this period.
3. You disclose that you have users in over 200 countries and regions as of September 30,
         2019 and that these users represented over 40% of your monthly average users (MAUs) in
         September 2019. We also note your disclosure on pages F-38 and F-54 that over 96% of your revenue was generated from users in China for both fiscal 2018 and the nine months ended September 30, 2019. In an effort to balance the disclosures concerning your international operations, please revise this discussion here and elsewhere to disclose the percentage of revenue you have generated from users outside of China. Additionally, where appropriate, please include a discussion of the challenges you have faced monetizing users outside of China at the same rate you have been able to monetize your
         China-based users.
Conventions that Apply to this Prospectus, page 7

4. Please clarify whether your definition of MAUs and DAUs includes both paying and non-
         paying and how you measure whether a user is active within a period. Also, clarify that
         MAUs and DAUs are based on accounts and not "unique users." We note your disclosure on page 25 that you treat each account as a separate user for the purposes of calculating your active users and that it may not always be possible to identify people who have set up more than one account. Finally, disclose how you calculate average MAUs and DAUs.
Risk Factors
Computer and mobile malware, viruses, hacking and phishing attacks..., page 36

5. You disclose here that computer and mobile malware, viruses, hacking and phishing attacks have occurred on your platform in the past. Please revise to discuss any material cybersecurity incidents and quantify the related costs that you have incurred or reasonably expect to incur, as appropriate. Alternatively, please confirm that you have not experienced any material cybersecurity incidents.
Your rights to pursue claims against the depositary..., page 61

6. Please clarify here whether the deposit agreement provision requiring certain claims to be instituted in a state or federal court in New York, New York is intended to apply to claims brought under the U.S. federal securities laws. Furthermore, clarify whether the exception to the arbitration provision that allows for claims brought under the U.S. federal securities
 Baoli Ma
FirstName LastNameBaoli
BlueCity Holdings Limited Ma
Comapany19,
December  NameBlueCity
              2019        Holdings Limited
December
Page 3    19, 2019 Page 3
FirstName LastName
         laws to be instituted in federal courts also allows for those claims to be instituted in state courts. Lastly, ensure your discussion of these provisions and the jury trial waiver provision is consistent with your disclosure of these provisions on page 173.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations
User growth and engagement, page 80

7. You disclose that you had a 71.9% average next-month retention rate in the six months ended June 30, 2019. Please disclose your average next-month retention rate for comparative prior periods and include a narrative discussion of any material changes or trends.
Monetization of our user base, page 81

8. You disclose your average revenue per paying user (ARPPU) for live streaming services for fiscal 2018 and the nine months ended September 30, 2018 and 2019. Please also disclose the number of paying users for live streaming services for each period for which you provide ARPPU and provide a narrative discussion of material changes or trends. In this regard, we note your statements that your growth is significantly dependent on maintaining or growing your number of paying users and that it appears that your number of paying users for live streaming services decreased from September 30, 2018 to
         September 30, 2019. Please also tell us what consideration you have given to disclosing your ARPPU and number of paying users for live streaming services for each quarterly period, similar to your Average MAU and DAU disclosures.
Critical Accounting Policies, page 91

9. We note on page 46 that you pay broadcasters through their talent agencies and the fees are determined based on a percentage of revenue from virtual gift sales that is attributed to the broadcasters live streams. We also note on pages 113 and 114 that talent agencies represent broadcasters and recruit, train and manage broadcasters on your platform. In addition, we note that broadcasters that join without a talent agency are referred to a third-
         party talent agency for better management and development. Please expand your critical accounting policies and disclosure on page F-16 to clarify the basis for your recognition of revenues on a gross basis rather than net of broadcaster fees paid to talent agencies. Refer to ASC 606-10-55-36 for guidance.
Regulation
Regulations Relating to Virtual Currency, page 127

10. We note that you generate a substantial portion of your revenue from the sale of beans, a virtual currency used on your live streaming platform. On page 127, you disclose that to comply with a 2007 circular that bans the conversion of virtual currency into real currency or property, your virtual currency currently can only be used by viewers to exchange for
 Baoli Ma
BlueCity Holdings Limited
December 19, 2019
Page 4
      virtual items to show support for performers or gain access to privileges and special features in the channels. Please explain how your statement on pages 46-47 that, in some cases, virtual assets on your platform are sold for actual money is in compliance with the
      2007 circular. Additionally, please clarify whether you believe the other regulations relating to virtual currencies discussed on pages 127-128 are applicable to your business, and if so, whether you believe you are in compliance with these regulations.
Financial Statements
Balance Sheet, page F-3

11. We note that Redeemable Convertible Preferred Stock will automatically convert to common stock as of the closing date of the IPO. We also note that stock options cannot be exercised until you complete an IPO. Please provide in a separate column alongside your most recent historic balance sheet, a pro forma balance sheet that reflects these changes in capitalization at the closing of the IPO.
Note 9. Mezzanine Equity, page F-25

12. Refer to your definition of Qualified IPO on page F-26. Please expand the disclosure to clarify whether the automatic conversion of the Series A Preferred Shares into Ordinary
      Shares is contingent on a future vote of the preferred shareholders or is triggered as of the effective date of the IPO.
General

13. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameBaoli Ma
                                                             Division of
Corporation Finance
Comapany NameBlueCity Holdings Limited
                                                             Office of
Technology
December 19, 2019 Page 4
cc:       Z. Julie Gao, Esq.
FirstName LastName